Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the related notes for the same periods included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on May 21, 2025 and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Key Factors Affecting Our Results of Operations

User growth and engagement

Our ability to grow our user base and maintain and increase user engagement is critical to our success. We have experienced solid user growth in the past two years. The following table sets forth our average DAUs and MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(In millions)
Average DAUs(1)(3)	93.7	96.5	102.8	100.1	102.4	102.3	107.3	103.0	106.7
Average MAUs(2)(3)	315.2	323.7	340.8	336.0	341.5	335.8	347.8	339.6	367.6

Note:

(1)	Average DAU is calculated by dividing the sum of DAU during the specified period by the number of days in such period.
(2)	Average MAU is calculated by dividing the sum of MAU during the specified period by the number of months in such period.
(3)

We count our active users as the sum of active users on mobile apps and on PC during a given period. Active users on mobile apps refer to the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on PC refer to the sum of valid logged-in users who visit our website at www.bilibili.com on PC and who engage in PC application during a given period, after eliminating duplicates.

Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. The number of our users and the level of their engagement on our platform affect our revenues. We had solid growth in the revenues generated from VAS mainly due to the increasing numbers of active viewers of our live broadcasting and subscribers of our premium membership program and our other value-added services. Our advertising revenue is driven by the size of our user base, the engagement of our users and our brand equity. Mobile game user base growth and engagement are primarily driven by the launch of new games and the release of content updates of our existing games.

We believe DAU reflects the quality and sustainability of our community, which also is directly linked to our commercial prospects. We will continue to implement our strategy to grow our DAU base and increase penetration in Generation Z+ and attract users from wider demographics. We will continue to support our content creators, enrich video content, strengthen our brand recognition and invest in high-quality user growth.

Our provision and commercialization of diversified product and service offerings

Our revenues and results of operations depend on our ability to convert more users to paying users and to increase their spending on our platform, which is driven by our provision of diversified product and service offerings appealing to our users.

The following table sets forth our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(In millions)
Average monthly paying users(1)	28.5	26.3	28.7	28.3	29.1	28.8	30.1	29.5	32.2
	(In RMB)
Average monthly revenue per paying user(2)	38.5	40.4	41.6	45.5	40.2	41.3	51.5	55.2	72.5

Note:

(1)

Average monthly paying users is calculated by dividing the sum of monthly paying users during the specified period by the number of months in such period. Paying users on our platform refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer and the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

(2)

Average monthly revenue per paying user is calculated by dividing the sum of revenues from mobile games and VAS during the specified period by the total number of monthly paying users during such period.

We are striving to refine our commercialization avenues without compromising user experience. We will continue our efforts to enrich our content library and product offerings, including PUGV, VAS and mobile games, to convert more users to paying users. We plan to launch more high-quality games to satisfy our users’ evolving needs. We will also continue to develop our VAS to increase the number of our paying users. In addition, we expect to see increased revenues from advertising, as advertisers across different industries are turning to Bilibili to tap into the coveted Generation Z+ demographic in China. Our revenue growth will be affected by our ability to effectively execute our commercialization strategies and expand our paying user base.

Our brand recognition and market leadership

Our brand recognition as a leading video community among the Generation Z+ in China is crucial for us to attract and retain users, content creators and our business partners, and increase our revenues. We will continue to promote our brand name among broader young generations and increase our appeal to mass market.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth service costs, staff costs and IP derivatives and other costs. We expect our revenue-sharing costs to increase in absolute amount due to our business expansion in advertising, mobile games and VAS. We will remain disciplined in managing costs and operating expenses, including controlling content investment and staff costs, while optimizing resource efficiency related to server and bandwidth expenses. We intend to implement a more selective approach to content investment, which we believe will enable us to manage the volatility of content costs. In addition, we will control our sales and marketing expense, further streamline our personnel and improve our research and development efficiency.

Investment in technology and talents

Our technology is critical for us to better understand our users, improve user experience, maintain a vibrant community, and execute our commercialization strategy. Our current research and development efforts in technology are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities, cloud technology and game development capability, which we believe are crucial for us to develop user insights so as to provide more relevant and engaging content to our users and to improve our operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
VAS	8,715,170	39.8	9,910,080	44.0	10,999,137	41.0	2,528,909	44.6	2,807,340	386,862	40.1
Advertising	5,066,212	23.1	6,412,040	28.5	8,189,175	30.5	1,668,584	29.5	1,997,635	275,281	28.5
Mobile games	5,021,290	22.9	4,021,137	17.8	5,610,323	20.9	982,810	17.4	1,731,155	238,560	24.7
IP derivatives and others	3,096,495	14.2	2,184,730	9.7	2,032,890	7.6	484,297	8.5	467,118	64,370	6.7

Total net revenues	21,899,167	100.0	22,527,987	100.0	26,831,525	100.0	5,664,600	100.0	7,003,248	965,073	100.0

VAS. We primarily generate VAS revenues from (i) sales of in-channel virtual items for use in our live broadcasting so that users can send them to hosts to show their support, which comprise either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles, and (ii) subscription fees of our premium membership program, which offers paying members benefits including exclusive or advance access to certain high-quality OGV content. Meanwhile, we also generate revenues from other VAS including sales of paid content and virtual items on our video, audio and comic platforms. We expect revenues from VAS to continue to grow in the foreseeable future, driven by the further expansion of our live broadcasting content.

Advertising. We generate advertising revenues primarily from performance-based, brand, and native advertisements. Performance-based advertisements appear in various formats, such as video or picture feeds alongside organic feeds, a banner underneath the video-playing frame, a link, banner or pop-up in the Story Mode, and a link in the comment section appearing below our videos. Brand advertisements primarily appear on the app opening page, the top banner, the website home page banner and the inline video feed alongside organic feeds. Brand advertisements can also be customized according to advertisers’ needs and appear in Bilibili-produced OGV or events. Native advertisings are customized according to advertisers’ needs, produced by our content creators and embedded naturally in their video creations. We expect our advertising revenues to increase in the foreseeable future as we continue to integrate advertising products into our content ecosystem, improve our advertising infrastructure, and attract more advertisers by optimizing advertising efficiency.

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, game promotions and customer services. We also develop localized versions for games licensed from overseas developers. For jointly operated mobile game services, we provide our mobile game platform for mobile games developed by third-party developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and game promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of March 31, 2025, we operated multiple exclusively distributed mobile games and hundreds of jointly operated mobile games. Our revenues from mobile games depend on the number of paying users, and ultimately are determined by our ability to develop, select, procure and offer engaging games tailored to our platform and our user preferences. We plan to continue introducing new mobile games and enhancing our existing portfolio, which we believe will stabilize revenues from mobile games and contribute to their sustainable growth in the foreseeable future amid evolving market dynamics beyond our control.

IP derivatives and others. Our IP derivatives and others primarily consist of sales of derivative merchandise of ACG IPs on our e-commerce platform. We expect revenues from IP derivatives and others to fluctuate in the foreseeable future but remain as a decent stream of revenues.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	9,115,351	50.5	9,507,483	55.6	10,803,944	59.8	2,237,791	55.2	2,670,996	368,073	59.8
Content costs	3,496,871	19.4	3,195,620	18.7	2,729,520	15.1	793,304	19.5	677,577	93,373	15.2
Server and bandwidth costs	1,752,878	9.7	1,477,116	8.7	1,643,678	9.1	375,387	9.2	433,837	59,784	9.7
IP derivatives and others	3,684,772	20.4	2,905,903	17.0	2,880,420	16.0	652,758	16.1	681,740	93,946	15.3

Total cost of revenues	18,049,872	100.0	17,086,122	100.0	18,057,562	100.0	4,059,240	100.0	4,464,150	615,176	100.0

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, and fees we share with hosts of our live broadcasting and content creators in accordance with our revenue-sharing arrangements. Content costs mainly consist of amortized costs of purchased licensed content from copyright owners or content distributors and our production costs. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services. IP derivatives and others consist of cost of goods sold associated with our e-commerce business, staff cost, depreciation and others.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	4,920,745	40.3	3,916,150	37.3	4,401,655	43.5	927,059	38.2	1,166,975	160,813	46.2
General and administrative expenses	2,521,134	20.7	2,122,432	20.2	2,031,063	20.1	531,777	21.9	515,638	71,057	20.4
Research and development expenses	4,765,360	39.0	4,467,470	42.5	3,685,214	36.4	965,120	39.9	841,477	115,959	33.4

Total operating expenses	12,207,239	100.0	10,506,052	100.0	10,117,932	100.0	2,423,956	100.0	2,524,090	347,829	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses for our sales and marketing personnel. We will keep implementing our cost control strategy to further discipline our sales and marketing expenses, including to rationalize our promotion expense and improve our expense efficiency.

General and administrative expenses. General and administrative expenses consist primarily of salaries and other compensation-related expenses for our general and administrative personnel, professional fees, severance cost, rental expenses and allowance for expected credit losses. We will keep implementing our cost control strategy, including by driving workforce optimization.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We will continue to invest in our research and development, enhance our artificial intelligence technology, big data analytics capabilities, cloud technology and game development capacity, and develop new features and functionalities on our platform. Meanwhile, we will keep implementing our cost control strategy, including to control our research and development expenses more effectively, to improve our expense efficiency.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and the related notes in our 2024 Annual Report and our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on May 21, 2025. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	21,899,167	100.0	22,527,987	100.0	26,831,525	100.0	5,664,600	100.0	7,003,248	965,073	100.0
Cost of revenues(1)	(18,049,872)	(82.4)	(17,086,122)	(75.8)	(18,057,562)	(67.3)	(4,059,240)	(71.7)	(4,464,150)	(615,176)	(63.7)

Gross profit	3,849,295	17.6	5,441,865	24.2	8,773,963	32.7	1,605,360	28.3	2,539,098	349,897	36.3
Operating expense
Sales and marketing expenses(1)	(4,920,745)	(22.5)	(3,916,150)	(17.4)	(4,401,655)	(16.4)	(927,059)	(16.4)	(1,166,975)	(160,813)	(16.7)
General and administrative expenses(1)	(2,521,134)	(11.5)	(2,122,432)	(9.4)	(2,031,063)	(7.6)	(531,777)	(9.4)	(515,638)	(71,057)	(7.4)
Research and development expenses(1)	(4,765,360)	(21.7)	(4,467,470)	(19.9)	(3,685,214)	(13.7)	(965,120)	(17.0)	(841,477)	(115,959)	(12.0)

Total operating expenses	(12,207,239)	(55.7)	(10,506,052)	(46.7)	(10,117,932)	(37.7)	(2,423,956)	(42.8)	(2,524,090)	(347,829)	(36.0)

(Loss)/profit from operations	(8,357,944)	(38.1)	(5,064,187)	(22.5)	(1,343,969)	(5.0)	(818,596)	(14.5)	15,008	2,068	0.2
Other income/(expense):
Investment loss, net (including impairments)	(532,485)	(2.4)	(435,644)	(1.9)	(470,081)	(1.8)	(21,249)	(0.4)	(62,203)	(8,572)	(0.9)
Interest income	281,051	1.3	542,472	2.4	434,980	1.6	133,207	2.4	94,173	12,977	1.3
Interest expense	(250,923)	(1.1)	(164,927)	(0.7)	(89,193)	(0.3)	(31,574)	(0.6)	(32,571)	(4,488)	(0.5)
Exchange losses	(19,745)	(0.1)	(35,575)	(0.2)	(68,715)	(0.3)	(58,060)	(1.0)	(11,659)	(1,607)	(0.2)
Debt extinguishment gain/(loss)	1,318,594	6.0	292,213	1.3	(38,629)	(0.1)	(20,980)	(0.4)	—	—	—
Others, net	157,944	0.7	132,640	0.6	175,412	0.7	54,183	1.0	(1,837)	(253)	(0.0)

(Loss)/profit before income tax expenses	(7,403,508)	(33.7)	(4,733,008)	(21.0)	(1,400,195)	(5.2)	(763,069)	(13.5)	911	125	0.0
Income tax (expense)/benefit	(104,145)	(0.5)	(78,705)	(0.4)	36,544	0.1	(1,562)	0.0	(11,588)	(1,597)	(0.2)

Net loss	(7,507,653)	(34.2)	(4,811,713)	(21.4)	(1,363,651)	(5.1)	(764,631)	(13.5)	(10,677)	(1,472)	(0.2)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	69,096	63,724	84,178	13,677	23,996	3,307
Sales and marketing expenses	59,041	56,649	60,460	12,560	16,417	2,262
General and administrative expenses	554,976	596,950	568,194	157,824	144,497	19,912
Research and development expenses	357,570	415,321	403,380	80,525	105,855	14,587

Total	1,040,683	1,132,644	1,116,212	264,586	290,765	40,068

Three months ended March 31, 2024 compared to three months ended March 31, 2025

Net revenues

Our net revenues increased by 23.6% from RMB5.66 billion in the three months ended March 31, 2024 to RMB7.00 billion (US$965.1 million) in the three months ended March 31, 2025.

VAS. Our net revenues from VAS increased by 11.0% from RMB2.53 billion in the three months ended March 31, 2024 to RMB2.81 billion (US$386.9 million) in the three months ended March 31, 2025, mainly attributable to increased revenues from live broadcasting and other value-added services.

Advertising. Our net revenues from advertising increased by 19.7% from RMB1.67 billion in the three months ended March 31, 2024 to RMB2.00 billion (US$275.3 million) in the three months ended March 31, 2025, mainly attributable to strong revenue growth in performance-based advertising.

Mobile games. Our net revenues from mobile games increased by 76.1% from RMB982.8 million in the three months ended March 31, 2024 to RMB1.73 billion (US$238.6 million) in the three months ended March 31, 2025, mainly attributable to the strong performance of our exclusively licensed game, San Guo: Mou Ding Tian Xia.

IP derivatives and others. Our net revenues from IP derivatives and others decreased by 3.5% from RMB484.3 million in the three months ended March 31, 2024 to RMB467.1 million (US$64.4 million) in the three months ended March 31, 2025.

Cost of revenues

Our cost of revenues increased by 10.0% from RMB4.06 billion in the three months ended March 31, 2024 to RMB4.46 billion (US$615.2 million) in the three months ended March 31, 2025. The increase was mainly attributable to higher revenue-sharing costs, partially offset by lower content costs.

Revenue-sharing costs increased by 19.4% from RMB2.24 billion in the three months ended March 31, 2024 to RMB2.67 billion (US$368.1 million) in the three months ended March 31, 2025, primarily due to an increase in mobile games related revenue-sharing costs.

Content costs decreased by 14.6% from RMB793.3 million in the three months ended March 31, 2024 to RMB677.6 million (US$93.4 million) in the three months ended March 31, 2025, as we continued to implement a more selective strategy in content investment while maintaining the quality of content provided to our users.

Server and bandwidth costs increased by 15.6% from RMB375.4 million in the three months ended March 31, 2024 to RMB433.8 million (US$59.8 million) in the three months ended March 31, 2025, primarily due to increased server and bandwidth capacity to keep pace with the increasing volume of data and video views on our platform.

IP derivatives and others related costs slightly increased by 4.4% from RMB652.8 million in the three months ended March 31, 2024 to RMB681.7 million (US$93.9 million) in the three months ended March 31, 2025.

Gross profit

As a result of the foregoing, our gross profit increased by 58.2% from RMB1.61 billion in the three months ended March 31, 2024 to RMB2.54 billion (US$349.9 million) in the three months ended March 31, 2025.

Operating expenses

Our total operating expenses increased by 4.1% from RMB2.42 billion in the three months ended March 31, 2024 to RMB2.52 billion (US$347.8 million) in the three months ended March 31, 2025, primarily as a result of our reduced expenses related to platform operations, as we improved our expenses efficiency.

Sales and marketing expenses

Our sales and marketing expenses increased by 25.9% from RMB927.1 million in the three months ended March 31, 2024 to RMB1.17 billion (US$160.8 million) in the three months ended March 31, 2025. The increase was primarily attributable to one-off marketing expenses related to our partnership with CCTV for the 2025 Spring Festival Gala as the exclusive bullet chat live broadcasting and content platform as well as higher promotion expenses for our exclusively licensed game, San Guo: Mou Ding Tian Xia.

General and administrative expenses

Our general and administrative expenses decreased by 3.0% from RMB531.8 million in the three months ended March 31, 2024 to RMB515.6 million (US$71.1 million) in the three months ended March 31, 2025.

Research and development expenses

Our research and development expenses decreased by 12.8% from RMB965.1 million in the three months ended March 31, 2024 to RMB841.5 million (US$116.0 million) in the three months ended March 31, 2025. The decrease was mainly attributable to improved research and development efficiency.

Profit/(loss) from operations

As a result of the foregoing, we recorded profit from operations of RMB15.0 million (US$2.1 million) in the three months ended March 31, 2025, compared with loss from operations of RMB818.6 million in the three months ended March 31, 2024.

Other income/(expenses)

Investment loss, net (including impairments). Investment loss, net (including impairments) primarily includes return earned on financial products issued by banks and other financial institutions and the fair value change of investments. We had net investment loss of RMB21.2 million and RMB62.2 million (US$8.6 million) in the three months ended March 31, 2024 and 2025, respectively.

Interest income. Interest income primarily represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB133.2 million and RMB94.2 million (US$13.0 million) in the three months ended March 31, 2024 and 2025, respectively.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to our convertible senior notes and bank loans. We had interest expense of RMB31.6 million and RMB32.6 million (US$4.5 million) in the three months ended March 31, 2024 and 2025, respectively.

Income tax expense

We recorded income tax expense of RMB11.6 million (US$1.6 million) in the three months ended March 31, 2025, compared to RMB1.6 million in the three months ended March 31, 2024.

Net loss

As a result of the foregoing, we narrowed net loss by 98.6% from RMB764.6 million in the three months ended March 31, 2024 to RMB10.7 million (US$1.5 million) in the three months ended March 31, 2025.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash (used in)/provided by operating activities	(3,911,370)	266,622	6,014,854	637,697	1,302,095	179,433
Net cash provided by/(used in) investing activities	10,609,218	1,762,148	(138,087)	761,970	(2,206,517)	(304,066)
Net cash (used in)/provided by financing activities	(4,354,919)	(5,074,685)	(2,825,383)	(2,541,242)	251,258	34,624
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	321,350	100,349	6,177	(12,837)	6,632	914

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,664,279	(2,945,566)	3,057,561	(1,154,412)	(646,532)	(89,095)
Cash, cash equivalents and restricted cash at beginning of the year/period	7,523,108	10,187,387	7,241,821	7,241,821	10,299,382	1,419,293
Cash, cash equivalents and restricted cash at end of the year/period	10,187,387	7,241,821	10,299,382	6,087,409	9,652,850	1,330,198

As of December 31, 2022, 2023 and 2024, our cash, cash equivalents and restricted cash were RMB10.19 billion, RMB7.24 billion and RMB10.30 billion, respectively. As of March 31, 2025, our cash, cash equivalents and restricted cash were RMB9.65 billion (US$1.33 billion). Our cash and cash equivalents primarily consist of cash on hand, demand deposits placed with large reputable banks, and highly liquid investments that are readily convertible to known amounts of cash and with original terms of three months or less. We entered into several one-year revolving loan facilities provided by certain financial institutions with an aggregate principal amount of RMB1,199.0 million (US$165.2 million) as of March 31, 2025. We have utilized RMB750.0 million (US$103.4 million) from such facilities as of March 31, 2025.

Our principal sources of liquidity have been the proceeds we received from our public offerings of ordinary shares and net cash provided by operating activities in 2023 and 2024. In January 2023, we completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from this offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million. Shortly thereafter, we completed the repurchase of an aggregate principal amount of US$384.8 million of our convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million, which was funded by the net proceeds from this ADS offering. We have used the remaining proceeds of this ADS offering in the amount of US$68.8 million to replenish our cash reserve.

Between 2019 and 2021, we issued three batches of convertible senior notes, with an aggregate principal amount of US$500 million, US$800 million and US$1,600 million, respectively, that are due in April 2026, 2027 and December 2026, respectively. Following a series of repurchases, including, in 2024, the repurchase of US$429.3 million of the convertible senior notes due April 2026 and the repurchase of US$419.1 million of the convertible senior notes due December 2026, substantially all of the convertible senior notes that were originally issued have been repurchased. As of March 31, 2025, an aggregate principal amount of US$13.4 million of our convertible senior notes remained outstanding.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet the cash requirements to fund our operations and other commitments for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Net cash provided by operating activities in the three months ended March 31, 2025 was RMB1.30 billion (US$179.4 million), as compared to net loss of RMB10.7 million (US$1.5 million) in the same period. The difference was primarily due to a decrease of RMB398.9 million (US$55.0 million) in salary and welfare payable, an increase of RMB288.3 million (US$39.7 million) in accrued liabilities and other payables, and a decrease of RMB215.4 million (US$29.7 million) in accounts receivable. The changes in working capital were attributable to our increased mobile games revenues and advertising revenues. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in the three months ended March 31, 2025 were RMB494.5 million (US$68.1 million) in depreciation and amortization of property and equipment and intangible assets and RMB290.8 million (US$40.1 million) in share-based compensation expenses.

Investing activities

Net cash used in investing activities in the three months ended March 31, 2025 was RMB2.21 billion (US$304.1 million), primarily due to purchase of short-term investments of RMB15.22 billion (US$2.10 billion) and cash paid for placements of time deposits of RMB2.01 billion (US$277.5 million), partially offset by proceeds from maturities of short-term investments of RMB14.03 billion (US$1.93 billion) and maturities of time deposits of RMB1.66 billion (US$228.8 million).

Financing activities

Net cash provided by financing activities in the three months ended March 31, 2025 was RMB251.3 million (US$34.6 million), primarily attributable to proceeds of short-term loan of RMB900.0 million (US$124.0 million), partially offset by repayment of short-term loan of RMB651.0 million (US$89.7 million).

Material cash requirements

Our material cash requirements as of March 31, 2025 primarily include our long-term loans, capital expenditures and operating lease commitments.

We intend to fund our existing and future material cash requirements with our existing cash balance, cash generated from operating activities, and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Long-term loans

As of March 31, 2025, our long-term bank loans were RMB3,100.0 million in aggregate. As of March 31, 2025, the current portion of RMB31.0 million (US$4.3 million) was classified as short-term loans and the remaining RMB3,069.0 million (US$422.9 million) was reported as long-term debt. Our long-term bank loans were substantially credit borrowing and the interest rates were 2.4% as of March 31, 2025. We were in compliance with all of the loan covenants as of March 31, 2025. For additional information, see “Notes to Unaudited Interim Condensed Consolidated Financial Statements—Note 11. Short-Term Loan and Current Portion of Long-Term Debt” and “—Note 13. Long-Term Debt” of our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on May 21, 2025.

As of March 31, 2025, the long-term loans, including the portion due within one year which were recorded as short-term loan and the current portion of long-term debt, will be repaid according to the following schedule:

RMB in thousands
2025	31,000
2026	3,069,000
Total	3,100,000

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB387.5 million (US$53.4 million) in the three months ended March 31, 2025. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 90.8% of our total capital expenditures in the three months ended March 31, 2025.

Operating lease commitments

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. As of March 31, 2025, the amount of total future lease payments under operating leases, whose weighted average remaining lease term was 1.6 years, was RMB290.7 million (US$40.1 million), of which RMB202.2 million (US$27.9 million) was short term.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2025.